UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2017
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On May 2, 2017, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2017. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	May 3, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 2, 2017

Table of Contents	Exhibit 99.1

QIAGEN reports results for first quarter 2017

•	Delivering on growth ambitions with good Q1 2017 performance:

◦	Net sales $307.7 million (+3% actual); adjusted net sales $308.3 million (+3% actual, +6% CER vs. +4-5% CER guidance)

◦	EPS $0.08; adjusted EPS $0.20 ($0.21 CER), adjusted EPS excl. restructuring charge $0.22 ($0.22 CER vs. $0.21-0.22 CER guidance)

◦	Free cash flow rises 46% to $44.2 million

•	Dr. Håkan Björklund joins QIAGEN Supervisory Board

•	QIAGEN reaffirms full-year 2017 outlook for 6-7% CER sales growth and adjusted EPS target before restructuring costs of $1.25-1.27 CER
Venlo, the Netherlands, May 2, 2017 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the first quarter 2017, delivering on goals for improvements in net sales and adjusted earnings.
“QIAGEN delivered a good start into 2017, and this has reaffirmed our confidence in achieving full-year goals for strong sales growth and a double-digit increase in adjusted earnings per share,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “The progress we are making in 2017 is providing further support for QIAGEN’s ambitions for faster sales growth, double-digit earnings gains and increased cash flows through 2020.

“All customer classes and regions contributed to our growth in the first quarter. Molecular Diagnostics grew at a 6% pace at constant exchange rates excluding the expected headwinds from reduced U.S. HPV test sales. Applied Testing led among the Life Science customer classes with 21% CER growth driven by the uptake of new products in Human ID / Forensics, while sales to Pharma customers grew nicely (8% CER growth) in line with recent trends and Academia sales were also higher (3% CER growth) amid funding concerns in Europe. Among key products, QuantiFERON-TB grew at a strong double-digit CER rate and is on track to deliver on our 25% CER annual growth target, fueled by new peer-reviewed publications supporting the modern gold standard for TB detection and by national screening programs. Placements of the QIAsymphony system were very robust, and we are well-positioned to reach more than 2,000 cumulative placements by the end of the year. We continue to build momentum for the GeneReader NGS System as the only truly complete Sample to Insight solution for next-generation sequencing. At the recent AMP Global meeting, the high accuracy and performance were highlighted in multiple studies along with its other benefits such as cost-effectiveness and ease of use. Among recent developments in Personalized Healthcare, QIAGEN launched the first FDA-cleared assay for variants in the JAK2 gene to help diagnose a form of leukemia, becoming our fifth FDA-approved/cleared oncology assay. The acquisition in January of OmicSoft, which broadens our ability to offer powerful multi-omics data management infrastructure and expertly curated datasets, has been well received by customers who have come to rely on QIAGEN bioinformatics for analysis and interpretation of complex genomic data to find valuable insights.

“Anchored by our commitment to value creation and disciplined capital allocation, we are moving ahead on our strategy to expand QIAGEN’s differentiated position as a global leader in Sample to Insight solutions for molecular testing. We look forward to making further progress during 2017 in capitalizing on our competitive advantages to even better support more than 500,000 customers along the continuum from basic research to clinical healthcare worldwide.”
First quarter 2017 results
Net sales grew 3% at actual rates to $307.7 million in the first quarter of 2017 over the year-ago period, and rose 5% CER with two percentage points of adverse currency movements. Adjusted net sales, which include all revenue contributions from the January 2017 acquisition of OmicSoft, also increased 3% at actual rates to $308.3 million in the first quarter of 2017, and rose 6% CER with three percentage points of adverse currency movements. Organic expansion contributed three percentage points to total CER growth, while the rest came from the January 2017 acquisition of OmicSoft, a leading provider of omics data solutions, and, more significantly, the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies. Excluding U.S. HPV test sales, which created one percentage point of headwinds, adjusted net sales rose 7% CER over the same period in 2016.
Higher sales of consumables and related revenues (+7% CER / 89% of sales) more than offset lower instrument sales (-3% CER / 11% of sales). Molecular Diagnostics (+3% CER / 46% of sales) grew 6% CER excluding U.S. HPV test sales, led by double-digit CER gains in QIAsymphony consumables and QuantiFERON latent TB tests. In the Life Sciences, Applied Testing led with 21% CER growth, supported by ongoing single-digit CER growth trends in Pharma (+8% CER) and Academia (+3% CER). All regions grew in the first quarter of 2017, with the fastest pace in Asia-Pacific / Japan (+10% CER), followed by Europe / Middle East / Africa (+7% CER) and the Americas (+3% CER), which grew 6% CER excluding U.S. HPV test headwinds.
Operating income was $23.8 million in the first quarter of 2017 compared to $16.5 million in the year-ago quarter. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, rose 10% to $60.0 million from $54.5 million in the year-ago period, with the adjusted operating income margin at 19% of sales compared to 18% in the same period of 2016. Excluding the pre-tax restructuring charge of $3.8 million (or $0.02 per share after taxes) in the first quarter of 2017, adjusted operating income rose 17% to $63.8 million and the adjusted operating income margin was 21%.
Net income attributable to owners of QIAGEN N.V. was $17.7 million, or $0.08 per diluted share (based on 234.9 million diluted shares) compared to $15.7 million, or $0.07 per share (based on 238.4 million diluted shares) in the first quarter of 2016. Adjusted net income was $47.8 million, or $0.20 per share ($0.21 CER), compared to $44.9 million, or $0.19, in the year-ago period. Excluding the restructuring charge taken in the first quarter of 2017, adjusted diluted EPS was $0.22 ($0.22 CER).
Balance sheet and cash flows
At March 31, 2017, cash and cash equivalents were $245.4 million compared to $439.2 million at December 31, 2016, primarily due to the $244.0 million capital repayment made with the synthetic share repurchase in the first quarter of 2017. Net cash provided by operating activities rose to $60.2 million in the first quarter of 2017 from $48.7 million, while purchases of Property, Plant and Equipment fell to $16.0 million in the first quarter of 2017 from $18.4 million in the year-ago quarter. Free cash flow rose 46% to $44.2 million from $30.3 million. Net cash used in investing activities was $11.6 million in the first quarter of 2017, including payments for the OmicSoft acquisition, compared to net cash provided by investing activities of $17.7 million. Net cash used in financing activities was $244.5 million due to the capital repayment, up from $4.0 million in the 2016 period.
“The solid performance for the first quarter of 2017 gives us confidence to achieve our goals for 2017 and the growth trajectory we have set for 2020 in terms of improving sales growth, adjusted earnings and cash flow,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We have an ongoing disciplined approach to capital allocation which is also demonstrated by plans to return $300 million to shareholders by the end of 2017, with the first tranche of $245 million completed in January. We are optimizing our balance sheet while maintaining flexibility for targeted acquisitions that strengthen our Sample to Insight portfolio to better address customer needs.”
Selected key figures

In $ millions (Unless indicated / EPS $ per share)	First quarter
	2017	2016	Change
Net sales	307.7	298.4	3% / (5% CER)
Adjusted net sales	308.3	298.4	3% / (6% CER)
Operating income	23.8	16.5	44%
Adjusted operating income	60.0	54.5	10%
Adjusted op. income excl. restructuring charge	63.8	54.5	17%
Net income	17.7	15.7	12%
Adjusted net income	47.8	44.9	6%
Adjusted net income excl. restructuring charge	50.8	44.9	13%
Diluted EPS(1)	$0.08	$0.07
Adjusted diluted EPS(1)	$0.20	$0.19
Adjusted diluted EPS excl. restructuring(1)	$0.22 / ($0.22) CER	$0.19

Net cash provided by operating activities	60.2	48.7
Less purchases of property, plant and equipment	(16.0)	(18.4)
Free cash flow	44.2	30.3
(1) Weighted number of diluted shares (Q1 2017: 234.9 million, Q1 2016: 238.4 million).
CER - Constant exchange rates. Results for net income and EPS based on income attributable to owners of QIAGEN N.V.
In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For the first three months of 2016, diluted EPS was revised to $0.07 (prior $0.06) due to modest rounding difference. See table accompanying this report.
Adjusted net sales include all revenue contributions from January 2017 acquisition of OmicSoft. Due to purchase price accounting rules, reported net sales are reduced by fair value adjustments to deferred revenues related to sales contracts executed prior to acquisition.

Adjusted net sales by product category and customer class

	First quarter 2017
	Net sales: $307.7 million Adjusted net sales: $308.3 million
	Adj. sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$274	7%	89%
Instruments	$35	-3%	11%

Molecular Diagnostics(1)	$142	3%	46%
Of which: U.S. HPV test solutions	$4	-51%	1%
MDx excluding U.S. HPV (1)	$138	6%	45%
Applied Testing	$29	21%	9%
Pharma	$64	8%	21%
Academia	$74	3%	24%
(1) Includes companion diagnostic co-development revenues (Q1 2017: $6 million, +11% CER).
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates.
Revenue information by customer class is estimated using certain assumptions to allocate revenues. During Q1 2017, assumptions for certain customers were updated and their classifications were changed accordingly.

Adjusted net sales by geographic region

	First quarter 2017
	Net sales: $307.7 million Adjusted net sales: $308.3 million
	Adj. sales (In $ m)	% CER change	% of sales
Americas(1)	$143	3%	46%
Europe / Middle East / Africa	$101	7%	33%
Asia-Pacific / Japan	$64	10%	21%

Top 7 emerging markets(2)	$43	15%	14%
(1) Americas excluding U.S. HPV (Q1 2017: +6% CER).
(2) Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey.
Q1 2017: Rest of world represented less than 1% of net sales.
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates.
Solid growth trajectory with Sample to Insight portfolio
QIAGEN continues to capture growth opportunities with its differentiated portfolio of Sample to Insight solutions that are enabling more than 500,000 customers worldwide to gain valuable insights across the continuum from basic research to clinical healthcare. Among recent developments:

•
The GeneReader NGS System continues to gain momentum as the world’s first complete Sample to Insight solution for next-generation sequencing. U.S. and European researchers introduced findings at the Association for Molecular Pathology (AMP) Global Congress in Berlin confirming the powerful performance, accuracy and ease of use of the GeneReader NGS System for analyzing tissue and liquid biopsies from a variety of tumors. QIAGEN also launched a program called “NGS Live in Your Lab in 30 Days” that enables customers to complete validation and quickly initiate routine use of a complete Sample to Insight workflow. QIAGEN also announced the formation of MAQGEN, a new joint venture in China with Maccura Biotechnology, a leading Chinese in-vitro diagnostics company, to accelerate the development and commercialization of the GeneReader NGS System in the Chinese market. MAQGEN will also assume responsibilities for local adaptations of GeneReader (primarily test menu) as well as for regulatory clearances.

•
QuantiFERON-TB gained further attention as the modern gold standard for TB detection with new peer-reviewed publications underscoring its clinical utility, which helped create new demand from national TB control efforts that are embracing the value of screening and treatment to prevent progression to active, contagious TB. QuantiFERON is rapidly expanding its leadership as the solution of choice for latent TB testing, as also highlighted by the increasing wins for screening programs. A recent example was the Abu Dhabi Health Services Company (SEHA) choosing QuantiFERON-TB for routine pre-employment and healthcare worker screening. QuantiFERON-TB is currently marketed in more than 60 countries.

•
Personalized Healthcare assay launches so far in 2017 include the ipsogen JAK2 RGQ PCR Kit, the first FDA-cleared assay for detection of a variant in the JAK2 gene, to aid in diagnosing patients suspected of having a specific form of leukemia. The ipsogen JAK2 assay adds to QIAGEN’s strong position in hemato-oncology testing and marks the fifth QIAGEN FDA-cleared oncology test. QIAGEN also recently began commercializing its AdnaTest Prostate Cancer Panel AR-V7 (for research use only) using liquid biopsies to detect a genetic variant indicating resistance to potential therapies for advanced prostate cancer. QIAGEN acquired an exclusive worldwide license from Johns Hopkins University for this biomarker.

Sustaining faster sales momentum while delivering margin benefits
QIAGEN announced during the fourth quarter of 2016 new initiatives to sustain faster sales momentum while improving efficiency and accountability to increase margins. Significant efficiency benefits have already been delivered, and targeted actions are continuing during 2017. QIAGEN continues to expect a pre-tax restructuring charge of about $10 million (or about $0.03 per share after taxes) for 2017, of which about $3.8 million (or about $0.02 per share after taxes) was taken in the first quarter of 2017. In line with QIAGEN’s policy, these charges are included in adjusted results.
New Supervisory Board member
Dr. Håkan Björklund joined the Supervisory Board as a new member in March 2017. Dr. Björklund brings an extensive international and life sciences background to QIAGEN through his current role as Operating Executive at Avista Capital Partners, as well as his previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca) and President of Astra Draco. He also currently serves as Chairman of the Board of publicly-listed Swedish Orphan Biovitrum AB (Sobi). Dr. Björklund earlier served as Chairman of the Board of Directors of Lundbeck A/S, and also was a Member of the Board of Directors of Alere Inc., Coloplast A/S, Atos Medical AB and Danisco A/S. He holds a Ph.D. in Neuroscience from Karolinska Institutet in Sweden. All current members of the Supervisory Board are expected to stand for re-election at the Annual General Meeting scheduled for June 21, 2017.
Outlook
For full-year 2017, QIAGEN reaffirms the initial guidance provided in November 2016 for adjusted net sales growth of approximately 6-7% CER. This includes about 5-6 percentage points of organic growth from the portfolio (including about one percentage point of headwind from reduced U.S. HPV test sales) and approximately one percentage point from the acquisitions of Exiqon (acquired in June 2016) and OmicSoft (acquired in January 2017). QIAGEN also reaffirms its guidance for adjusted diluted EPS of about $1.25-1.27 CER per share based on operating and financial leverage, which includes benefits from completion of the $300 million share repurchase commitment by the end of 2017 and efficiency actions initiated in 2016, but excludes $0.03 per share of restructuring costs expected for 2017. Based on exchange rates as of April 30, 2017, currency movements against the U.S. dollar are expected to have an adverse impact on results of about two percentage points on full-year 2017 net sales, and about $0.02 per share on adjusted diluted EPS. These expectations do not take into account any further acquisitions that could be completed in 2017.
For the second quarter of 2017, adjusted net sales are expected to rise approximately 5-6% CER. Adjusted diluted EPS are expected to be approximately $0.28-0.29 CER on an underlying basis, and about $0.27-0.28 CER including the anticipated restructuring charge of about $0.01 per share. Based on exchange rates as of April 30, 2017, currency movements against the U.S. dollar are expected to have an adverse impact on results for the second quarter of 2017 of about 2-3 percentage points on adjusted net sales, and about $0.01 per share on adjusted diluted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Wednesday, May 3, 2017, at 15:00 Central European Time (CET) / 9:00 Eastern Daylight Time (EDT). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees.

QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. For these reasons, we are also presenting adjusted results excluding the impact of the restructuring charge taken in the first quarter of 2017. Reconciliations are included in the tables accompanying this report.
QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.
2016 change in accounting principle for equity-based compensation
In the fourth quarter of 2016, QIAGEN made a change in accounting principle for equity-based compensation to the “multiple attribution method,” which now aligns QIAGEN’s U.S. GAAP (Generally Accepted Accounting Principles) and IFRS (International Financial Reporting Standards) reporting. QIAGEN believes this change is preferable since it provides better alignment of cost recognition over vesting periods. Results for previous years have been revised without any meaningful impact. For the first three months of 2016, diluted EPS was revised to $0.07 from $0.06 per share after revision, as the reduction of $0.8 million in after-tax equity-based compensation was offset by an increase of about 1.5 million in the weighted average number of diluted shares. For more information, please see table accompanying this press release and filings with the U.S. Securities and Exchange Commission.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of March 31, 2017, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners;

competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts:

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Dr. Sarah Fakih
Associate Director Investor Relations
+ 49 2103 29 11457
Email: ir@qiagen.com
ir.qiagen.com

Public Relations:
Dr. Thomas Theuringer
Senior Director Public Relations and Digital Commmunications
+49 2103 29 11826
+1 240 686 7425
Email: pr@qiagen.com
pr.qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	March 31,
(In $ thousands, except share data)	2017	2016
Net sales	307,706	298,379
Cost of sales	111,861	113,606
Gross profit	195,845	184,773
Operating expenses:
Research and development	37,830	39,576
Sales and marketing	92,338	93,374
General and administrative, integration and other	32,248	25,513
Acquisition-related intangible amortization	9,678	9,797
Total operating expenses	172,094	168,260
Income from operations	23,751	16,513
Other income (expense):
Interest income	1,910	1,516
Interest expense	(10,161)	(9,336)
Other income, net	983	1,316
Total other expense, net	(7,268)	(6,504)
Income before income taxes	16,483	10,009
Income taxes	(1,168)	(5,655)
Net income	17,651	15,664
Net loss attributable to noncontrolling interest	—	(47)
Net income attributable to the owners of QIAGEN N.V.	17,651	15,711

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.08	$0.07
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.20	$0.19

Diluted shares used in computing diluted net income per common share (in thousands)	234,881	238,363

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended March 31, 2017
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	307.7	195.8	23.8	16.5	1.2	NM	17.7	$0.08
Adjustments:
Business integration and acquisition-related items	0.6	0.7	5.9	5.9	(1.8)		4.1	0.02
Purchased intangibles amortization	—	20.7	30.3	30.3	(10.3)		20.0	0.08
Non-cash interest expense charges	—	—	—	5.0	—		5.0	0.02
Other special income and expense items	—	—	—	0.1	0.8		0.9	—
Total adjustments	0.6	21.4	36.2	41.3	(11.3)		30.1	0.12
Adjusted results	308.3	217.2	60.0	57.8	(10.1)	17%	47.8	$0.20
Restructuring charges	—	0.3	3.8	3.8	(0.8)		3.0	$0.02
Adjusted results excluding restructuring charges	308.3	217.5	63.8	61.7	(10.9)	18%	50.8	$0.22

* Using 234.9 M diluted shares
NM - Not meaningful

Three months ended March 31, 2016
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	298.4	184.8	16.5	10.0	5.7	NM	15.7	$0.07
Adjustments:
Business integration and acquisition-related items	—	3.0	8.4	8.4	(2.8)		5.6	0.03
Purchased intangibles amortization	—	19.8	29.6	29.6	(9.9)		19.7	0.08
Non-cash interest expense charges	—	—	—	4.9	—		4.9	0.02
Other special income and expense items	—	—	—	0.1	(1.2)		(1.1)	—
Total adjustments	—	22.8	38.0	43.0	(13.9)		29.1	0.13
Adjusted results	298.4	207.5	54.5	53.0	(8.2)	15%	44.9	$0.19

* Using 238.4 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
OVERVIEW OF 2016 RESULTS UNDER MULTIPLE ATTRIBUTION FOR EQUITY-BASED COMPENSATION
(unaudited)

In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For the three months ended March 31, 2016, adjusted diluted EPS was revised to $0.07 (prior $0.06) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares.

Twelve months ended December 31, 2016
(EPS data in $ per share, diluted shares in thousands)

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016
Results under former single attribution method
Diluted EPS	0.06	0.09	0.14
Diluted EPS, adjusted	0.19	0.24	0.29
Diluted shares	236,854	237,161	238,343

Results under new multiple attribution method
Diluted EPS	0.07	0.09	0.15	0.04	0.34
Diluted EPS, adjusted	0.19	0.24	0.29	0.15	0.87
Diluted shares	238,363	238,667	239,297	239,648	238,993

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2017	December 31, 2016
(In $ thousands, except par value)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	245,446	439,180
Short-term investments	27,943	92,999
Accounts receivable, net	250,865	278,244
Income taxes receivable	25,408	23,795
Inventories, net	144,033	136,552
Prepaid expenses and other current assets	69,506	66,799
Total current assets	763,201	1,037,569
Long-term assets:
Property, plant and equipment, net	441,849	436,655
Goodwill	1,969,460	1,925,518
Intangible assets, net	559,161	557,159
Deferred income taxes	63,543	68,384
Other long-term assets	270,527	282,909
Total long-term assets	3,304,540	3,270,625
Total assets	4,067,741	4,308,194
Liabilities and Equity
Current liabilities:
Accounts payable	44,575	51,218
Accrued and other current liabilities	211,610	230,305
Income taxes payable	17,347	26,906
Total current liabilities	273,532	308,429
Long-term liabilities:
Long-term debt	1,071,563	1,067,096
Deferred income taxes	40,495	40,621
Other long-term liabilities	252,347	284,952
Total long-term liabilities	1,364,405	1,392,669
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 230,829 and 239,707 shares in 2017 and in 2016, respectively	2,702	2,812
Additional paid-in capital	1,559,303	1,794,665
Retained earnings	1,240,484	1,263,464
Accumulated other comprehensive loss	(295,196)	(333,839)
Less treasury shares at cost - 3,170 and 5,147 shares in 2017 and in 2016, respectively	(77,489)	(120,006)
Total equity	2,429,804	2,607,096
Total liabilities and equity	4,067,741	4,308,194

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended
	March 31,
(In $ thousands)	2017	2016
Cash flows from operating activities:
Net income	17,651	15,664
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	54,753	50,804
Amortization of debt discount and issuance costs	5,196	5,057
Share-based compensation expense	8,905	4,806
Excess tax benefits from share-based compensation	—	(58)
Deferred income taxes	1,306	(5,255)
Loss (gain) on marketable securities	1,055	(330)
Changes in fair value of contingent consideration	—	(1,500)
Other items, net including fair value changes in derivatives	(3,998)	1,107
Net changes in operating assets and liabilities:
Accounts receivable	34,280	22,626
Inventories	(8,778)	(8,702)
Prepaid expenses and other	(3,537)	(2,916)
Other long-term assets	(2,767)	3,265
Accounts payable	(9,328)	(15,409)
Accrued and other current liabilities	(23,013)	(15,070)
Income taxes	(11,241)	1,413
Other long-term liabilities	(327)	(6,811)
Net cash provided by operating activities	60,157	48,691

Cash flows from investing activities:
Purchases of property, plant and equipment	(15,977)	(18,363)
Proceeds from sale of equipment	48	—
Purchases of intangible assets	(8,429)	(2,688)
Purchases of investments	(3,991)	(1,081)
Cash paid for acquisitions, net of cash acquired	(49,678)	—
Purchases of short-term investments	—	(205,137)
Proceeds from sales of short-term investments	65,234	246,353
Other investing activities	1,200	(1,400)
Net cash (used in) provided by investing activities	(11,593)	17,684

Cash flows from financing activities:
Capital repayment	(243,945)	—
Principal payments on capital leases	(357)	(286)
Excess tax benefits from share-based compensation	—	58
Proceeds from issuance of common shares	1,886	658
Other financing activities	(2,035)	(4,401)
Net cash used in financing activities	(244,451)	(3,971)
Effect of exchange rate changes on cash and cash equivalents	2,153	3,370
Net (decrease) increase in cash and cash equivalents	(193,734)	65,774
Cash and cash equivalents, beginning of period	439,180	290,011
Cash and cash equivalents, end of period	245,446	355,785

Reconciliation of Free Cash Flow[1]
Net cash provided by operating activities	60,157	48,691
Purchases of property, plant and equipment	(15,977)	(18,363)
Free Cash Flow	44,180	30,328
1 Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the Company's investments in property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.